PRESS RELEASE

Klondex Mines Bolsters Executive Team by Appointing Brian Morris as Vice President Exploration

Vancouver, BC – December 16, 2014 - Klondex Mines Ltd. ("Klondex" or the "Company") (TSX: KDX; OTCQX: KLNDF) is pleased to announce the appointment of Mr. Brian Morris, as Vice President Exploration and Geology Services. Beginning in January, Mr. Morris will head all exploration and support geologic production activities at the Company’s portfolio of projects in Nevada.

Mr. Morris has over 25 years of experience in the mining industry. His previous experience encompasses senior positions in geology, exploration and underground production for several North American companies and their subsidiaries, including Hecla, Barrick and Newmont. Mr. Morris’ tenure at the Midas Mine was from 2002 – 2007 and was involved in district exploration, underground near mine resource expansion and production. At Hollister Mr. Morris was Chief Geologist until being promoted as VP of Geology and Business Development. Most recently, Mr. Morris served as President of American Mining and Tunneling. He is considered to be an expert in both epithermal vein systems and Carlin style deposits, and has a substantial understanding of Klondex’s two existing underground operations in Northern Nevada. Mr. Morris holds a Bachelor’s degree in Geology from Humboldt State University in California.

Mr. Morris will support production geology at both Fire Creek and Midas, including overseeing resource and reserve calculations. He will be focused on the organic growth of the Company’s projects, while continuing to reinforce its long term mine plans. Klondex controls over 40,000 acres of mineral rights in Nevada and currently has seven active drill rigs across its two gold and silver projects.

Paul Huet, Klondex President and CEO commented, “We are dedicated to building an expert team to operate and grow Klondex. Brian Morris, a professional in Nevada gold mining, particularly narrow vein underground deposits, is a key addition to this team. During my career in Nevada I have had the pleasure of working with Brian at several operations including Midas; Hollister and Fire Creek. Adding Brian to an already skilled executive team demonstrates our serious commitment to growing our assets. His experience and leadership will be a welcome addition to the group.”

About Klondex Mining
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

For More Information
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the timing, extent and success of mining operations. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com